                                            Filed By Exodus Communications, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                                   Commission File No. 000-23795

                                          Subject Company:  Exodus Communication



                          EXODUS COMMUNICATIONS, INC.


                  TRANSCRIPT OF MEDIA TELECONFERENCE WITH Q&A

                             EXODUS/GLOBAL CROSSING

                           Moderator:  Ellen Hancock
                               September 28, 2000
                                 10:00 a.m. MT


Operator: Good afternoon, everyone, and welcome to the Exodus/Global Crossing media teleconference call. With us today, we have Ellen Hancock, chairman and chief executive officer of Exodus; and Leo Hindery, chief executive officer of Global Crossing and chairman and chief executive officer of Global Center. After the opening remarks, we will be taking questions. At that time, if you have a question, you will need to press the 1 followed by the 4 on your telephone. This call is being recorded and is copyrighted material, therefore, your participation implies consent to our recording the call. If you do not agree to these terms, simply drop off the line. Now I would like to turn the call over to Jane Underwood. Please go ahead, ma'am.

Maureen O'Connell:  Actually, it's Maureen O'Connell.  Thank you, Operator.
          Good morning, ladies and gentlemen. This is Maureen O'Connell, vice president of corporate communications for Exodus. We're very excited that you could join us this morning to hear the details regarding our acquisition of Global Center. Joining me this morning are Ellen Hancock, chairman and CEO of Exodus; and Leo Hindery, chief executive officer of Global Crossing and chairman and CEO of Global Center.

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          Before we begin, let me say that this conference call may contain statements that are considered forward-looking. As such, they are subject to a number of significant risks and uncertainties that have been disclosed in our filings with the SEC. Actual results may differ materially. Please refer to our press release for a summary of some of the principle risks and uncertainties.

          I'd now like to turn the call over to Ellen Hancock.  Ellen.

Ellen Hancock: Thanks, Maureen. I'm delighted to talk to you this morning about the announcement we've made concerning the acquisition of Global Center as well as our network agreement with Global Crossing and our joint venture with Asia Global Crossing. These agreements offer exciting opportunities for our shareholders, employees, customers, and the technology industry as a whole.

          This morning we announced that the boards of directors of Exodus and Global Crossing approved a definitive merger agreement under which Exodus will acquire Global Center, a subsidiary of Global Crossing,
          for approximately $6.1 billion in Exodus common stock.   This
          transaction is a major strategic milestone for our company. With this combination we will have the additional scale, scope, and international reach to further enhance our position as the preferred provider of mission-critical Web hosting solutions to customers worldwide.

          As most of you know, Exodus is a leading provider of complex Web hosting services to businesses with mission-critical Web operations. Our company offers sophisticated systems and network management solutions and managed services along with professional services to provide optimal performance for customers' Websites.

          According to a recent Forester research report, Web hosting market is expected to reach $20 billion in 2004 in the United States.
          Through our combination with Global Center, we will now have the scale and the scope to capture the full range of opportunities that are being fueled by the explosive growth of the complex Web hosting market worldwide. With the combined pro forma annualized recurring revenue run rate of approximately $1 billion, with almost 4,000 customers and 32 Internet data centers today totaling 2.6 million gross square feet, Exodus will be a powerhouse in complex Web hosting.

          We've seen a tremendous migration business processes to the Internet over the last five years and the development of several business hosting models. As the customer requirements for a high-end, value-added Web hosting services becomes more sophisticated, only a handful of companies

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          will have what it takes to succeed. By joining forces with Global
          Center, Exodus is extending its leadership position. We will have the opportunity to leverage and expand our managed and professional services and premier brand and sales force over a wider geography and increased customer base. Additionally, Global Center's data center buildout plans will be leveraged with our own, accelerating our global expansion. This presence alone will greatly enhance our ability to support our global customers and reach new multinational customers at an accelerated pace. The depth of skill sets created by this combination further supports our planned expansion.

          Through the 10-year network agreement we have now with Global
          Crossing also announced today, our extensive global Internet data centers will now be on 'Net with Global Crossing's state-of-the-art international fiber network. This seamless connectivity and universal access to information resources is yet another way our customers will benefit from this transaction.

          Looking forward, Global Center's and Exodus' partnerships with key technology providers including Cisco, Compaq, Dell, Inktomi, Microsoft, Oracle, SoftBank, and Sun Microsystems will result in further innovation to enhance the quality and breadth of our products and services. We believe that this combination clearly raises the bar for complex hosting services.

          Now I'd like to hand the call over to Leo, chief executive officer of Global Crossing and Global Center's chairman and CEO, who will review in more detail our joint venture and network agreement, including the joint venture with Asia Pacific and some of the other strategic benefits that they create. Leo?

Leo Hindery: Thanks so much, Ellen. Good morning, everyone. Rather than go through with you the press release which you all have, and I try not to be repetitive to Ellen's comments, I thought I'd just share a couple of quick thoughts, and then we'll try to get to the Q&A, which, I assume, will be of greater import to [audio break] all of the greater moment.

          The first person that I met in the Internet services space after I left AT&T/TCI was Ellen Hancock. That was back in December of 1999, just after I took over the position at Global, and she and I talked back then about an industry in a world that I was about to enter where scale and breadth meant everything. Over the course of this past year, we committed ourselves at Global Crossing to realizing for our shareholders the value of our Global Center asset -- very committed at one time to taking that company public. Believe in this transaction that the message that Ellen and I chatted about back in December really needs to come into

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          play. Exodus is an extraordinary company, and combined with Global
          Center, I think it's the premier company in this space. It is, indeed, about scale and breadth.

          We set out to do three things from our side. We set out, as I said, to realize the value of Global Center. We're just thrilled with the prospect of being Ellen's shareholder that the partnership entails. We, obviously, had some concerns about protecting the network services prerogatives of Global Crossing. Ellen has discussed a 10-year network services agreement that is very beneficial to our core business, but, to be frank, extremely beneficial to Ellen's ongoing responsibilities and agendas. There's great merit, great opportunity, in being on 'Net, both from a cost savings point of view, but from the offensive ability to bring services and values to customers that you cannot do without assured connectivity, on-'Net connectivity. We also have a soon-to-be sister company, Asian Global Crossing. Ellen has described a partnership there between her new company, post-Global Center and Asia Global Crossing, that will also be very advantageous to her growth aspirations and capabilities in Asia.

          We're thrilled with the revenue multiple. We think that as the story comes out today, and from here on out, that she paid a fair price for the asset, one that is accretive, as she has described -- accretive to earnings -- day one -- substantial synergies. One of the things I've talked about briefly is this network. It's an enormous advantage to have a dynamic network relationship. Ellen will receive pricing second to none in a world capabilities and opportunities in that space, again, second to none. She and her associates will have the ability to approach and go after new customer verticals, financial services, media entertainment that, perhaps, would have been a little more difficult otherwise.

          We don't view this as a merger and a go-away. We view it as a merger and a partnership thereafter. We at Crossing are thrilled for our shareholders. We're certainly, Ellen and I, very selfishly thrilled for the employees of her company who have distinguished themselves under her stewardship. My people have done an extraordinary job of trying to be competitive and capable in this space. We're thrilled for them in a combination, and selfishly, at Global Crossing, I love this network partnership that's ensued.

          We had a nice chat about an hour or so ago with the financial community. We're anxious to hear your questions and try to get through them now. Later today Ellen and I will continue meetings with our employees and our shareholders and try to get this story out throughout the day.

          With that, Jill, maybe you could go through the Q&A protocols, and we'll try to just respond to anybody's questions that we can take.

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Operator: Thank you.  Ladies and gentlemen, we will now begin the question-
          and-answer session. If you have a question, please press the 1 followed by the 4 on your telephone. You will hear a three-tone prompt acknowledging your request. If your question has been answered, and you wish to withdraw your polling request, you may do so by pressing the 1 followed by the 3. If you are on a speakerphone, please pick up your handset before entering your request. One moment, please, for the first question. Bob Wallace with Information Week magazine, please go ahead with your question.

  Bob Wallace: Hi, good morning. I just have a quick two-part question. The first is I want to make sure I'm clear on who has what as far as network? I saw the deal about buying services from Global Crossing, but I'm not clear as to how that plays with what Exodus does or doesn't have for a network now.

          The second part of my question is -- does all this talk about complex and advanced and high-level Web hosting services -- the market research shows, at least for now, that all the action is down at co-lo and shared hosting and low-level managed hosting. What is Exodus going to do to try and get, maybe, existing and prospective customers up the value chain to more profitable and more advanced services? Thank you.

E. Hancock: OK. Let me discuss the Exodus network. It actually consists of three parts. One is the local area network. The second is the private exchanges and public exchanges we do with other networks. We'll continue our policy of doing that. We partner with about 61 companies for private exchange and over 200 companies in the public network and 95 percent of our traffic goes over private exchange.

          The next network we have, and this is the one that reflects on this transaction -- we have a very large backbone network. We have 22 data centers today in the United States and Canada and Europe and Asia. Over the past several years we have bought a massive amount of bandwidth from several carriers, primarily in the beginning -- Worldcom, then Qwest, and last year we bought a major amount of bandwidth from Global Crossing. The Global Crossing transaction last year included reserved bandwidth to Frankfurt from New York, to London from New York, a European ring, and Asia Pacific. What we've committed to in this deal is that, going forward, all new backbone bandwidth will have Global Crossing as the primary supplier. We have, in fact, committed to having 50 percent of that, at least, be with Global Crossing, and in Asia Pacific we've committed that at least 60 percent, and we're intending to try to make that number closer to 67 percent would, in fact, come from Global Crossing, and in return for that we have received excellent pricing from Global Crossing.

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          Relative to the business model, Exodus in the past has done very well as a co-lo hosting company, as is Global Center. Both companies, however, have moved over the past couple of years into the more managed services space. As of last quarter, 33 percent of the revenue for Exodus, in fact, came from managed services, including both tape backup and caching and firewall service and security and professional services. We have over 800 professional services people.

          In the case of Global Center, 6 percent of their revenue stream, in fact, came from managed services, and part of the transaction as we see it, allows Exodus to take our managed services and essentially offer them to the Global Center customers. So we believe, over time, you're going to see us not only offer our current managed services, but since we have respectively now received such a leadership position in the complex Web hosting space, that our management teams now can really dedicate their efforts to rolling out more enhanced services and, over time, I think you're going to see much more in that higher value-added space, and, as you said, and more profitable space.

B. Wallace: Thank you, Ellen.

Operator: Jerry Sapperstein with CFO Associates Inc., please go ahead with your question.

Jerry Sapperstein: Yes, this is for Ms. Hancock. I had heard on, I believe, it was CNBC earlier this year you had commented about Exodus having to go back into the market for additional cash towards the end of year 2000. I know that this is an acquisition for stock, but where does this put you as far as your cash position in the short and medium term?

E. Hancock: A very good question. As you said, we did recently go to the market and received extremely good support for the market. We went forward with a high-yield offering for 600 million and, in fact, closed that deal at 1.2 billion including some euro bonds. Second, we are working on a 600 million bank facility, and we're getting very, very good support. In fact, part of that bank facility is already oversold. Now, having said that and having just been to the market for that kind of support, we believe that based on the networking savings that we are achieving through this transaction, based on the fact that because both Global Center and Exodus were addressing some of the same cities, that we do not need the full amount of capex that was in the Global Center plan and the Exodus plan, and therefore it is our current view that we are able to fund this transaction to take it through-- Global Crossing will fund the capex into the time of the closing, but post-closing we believe that we are capable of funding this plan to the end of 2001 and our current plan indicated that starting in

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          2002, we would be producing sufficient cash to manage our own offerings.

J. Sapperstein: Can I ask one additional question?

E. Hancock: Yes.

J. Sapperstein: I've noted an extremely large number of insider sales over the last several months. Is that indicative of anything?

E. Hancock: Insider sales on the Exodus side?

J. Sapperstein: Yes.

E. Hancock: Well, we'll have to say that as a lot of transactions were occurring and being considered we, in fact, had very limited opportunities for either the executives of Exodus or even the directors of Exodus to be able to handle any transactions and many of the Exodus executives, in fact, want to diversify or required some element of cash. So there was a limited amount of time to do that, and they took the opportunity at that particular timeframe, but, in general, I believe that you will see that many of us are consistent purchasers of the stock. I purchase the Exodus stock every two months, and I think that you'll find that the Exodus insiders, in fact, are very large shareholders of Exodus.

J. Sapperstein: Thank you.

E. Hancock: Sure.

Operator: Judith Hurwitz of Hurwitz Group, please go ahead with your question.

Judith Hurwitz: Yes, my question is now that you're adding networking capability and adding to your data centers, what type of capabilities will you be adding next to add more managed services to your portfolio?

E. Hancock: OK, very good question. First of all, as you've watched over the past several weeks we have been adding to our value-added services. Just yesterday we announced a VPN offering. A couple of days before that with Cisco, we announced several extensions to our security services offering. We did just recently acquire a very small company in the UK of 50 professional services people. You know that we took an investment in Mirror Image and so it's our intent in the fourth quarter to start rolling out the Mirror Image caching offering, which is a value-added service for our customers. We already took part in the Inktomi [sp] content bridge exchange. We intend to work with Inktomi on that process.

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          The other thing that we have seen recently is that we are seeing a lot of demand for storage, and by this I mean disk storage. We do have an arrangement with storage networks where we do provide storage on demand with them. We've worked with Sun on storage. We recently did an announcement with Storage Way, and we are now reselling EMC drives. So I think that you will find us adding custom services to our price list, and essentially increasing those managed offerings.

          Are there any other questions?

Operator: Max Smetannikov with Interactive Week, please go ahead with your question.

Max Smetannikov: Good afternoon. I have three questions, so I'll just rattle them out in whichever order you want to pick them. First is, to Leo Hindery -- Leo, a lot of analysts that I've talked to basically questioning whether-- well-- they really want to understand why Global Crossing is exiting Web hosting if it is, indeed, such a high-revenue business and such a big opportunity. You mentioned something about partnership. If you could deliberate on that, that would be very helpful. The other two questions are to Ellen Hancock -- there is a number out there by Salomon Smith Barney that in year 2001, based on the current build of data centers, Exodus would have a revenue of 1.8 billion. How do you think this number will change now that Global Center's status has come into the picture? And do you think that certain duplicity that might exist in Exodus and Global Center builds would be eliminated now that it will become one company? And as a tagalong to that, what will happen in the immediate future with some of your network contracts, since you have several pipes that go into different data centers? Do you think that any of those will be canceled with Global Crossing being in the picture? Or is it just new bandwidth arrangement that this new arrangement will cover?

L. Hindery: Max, it's Leo. Let me start first by-- I think the point's a good one. I don't see us selling this company. I really don't see it as a merger and go-away, as I said. I thought that we had enough wind in our sails, enough insight to the marketplace to be very successful standing alone. I will tell you that I am of a mind that it is an industry where scale is rewarded and breadth of offerings are rewarded as well, and I just see that from my shareholders a substantial shareholding in Ellen's company under her stewardship is a very good thing for them, and I got there because of the willingness and the partnership that was established around the network arrangement. Global Crossing is Ellen's primary connectivity opportunity, going forward, and we live and die together, and I have believed for a long time, as has Ellen, that-- I think it was Bob from Infoweek who asked the first question, I believe it's a world where you're rewarded, not for your co-lo activities, but for your combination, your

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          amalgam of connectivity, professional services, and complex Web hosting, and it's that amalgam that's magical, and I represent, at Global Crossing, one leg of that three-legged stool. Ellen is more capable than anyone of being successful in the professional services and a complex Web hosting area in partnership with Crossing. Partnership, Max, I think it's just darn exciting. I think my shareholders-- I really have convinced myself easily that my shareholders owning indirectly a large share position in Ellen's company is a preferable position for them than following an independent course.

M. Smettannikov: OK.

E. Hancock: Relative to the other two questions, the analysts would indicate that in 2001, Exodus, as you said, would be about 1.8 billion. There is an assumption that the plan that Global Center has put in place would yield about 500 million for next year. So those would be the two numbers that people would indicate.

          Relative to the network itself, we do go out to the market about once a year for new bandwidth. We have bought that bandwidth from Worldcom and Qwest, but, most recently, last year, we bought a significant amount of that bandwidth from Global Crossing, and so we already do have a major part of our network based on Global Crossing.

          Next, the reason that we go out once a year is essentially to get the most recent pricing. One change that we're going to see almost immediately is that we get dynamic pricing from Global Crossing, which means we get a discounted price. We get-- each time we go back out to the market requests bandwidth from Global Crossing we will get whatever is the best price in the market. So in terms of duplicate builds, over time, we do expire lines if, in fact, they are obsolete. All the new builds are 50 percent-- at least, of the new builds, will come from Global Crossing in the U.S. and 60 percent to 67 percent, at least, will come from Global Crossing in Asia Pacific. So we don't believe that it's really much of a problem. Most of the energy of both our two companies would be to put the Exodus data centers on- 'Net, so it's our assumption that we will have lines going into every data center from Global Crossing and get access to their network capacity.

M. Smetannikov: The question about duplicate fields was actually on data centers since both companies had plans to build new co-location-- well-- not co-location, but raised floor facilities. Would you--

E. Hancock: Sorry, you're right. What we are doing is we have done an analysis now of the data centers that we have either in plan or under construction between the two companies. You are right that there would have been

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          duplicate builds. We're going in, and we will be restaffing that.
          There are some areas like Amsterdam that we really wanted to be in Amsterdam. We had not yet gotten any property in Amsterdam and, therefore, we will go with the Global Crossing facility. We have wanted some time to go into Manhattan, therefore, we will be able to use our Manhattan facility, and we can stop our efforts of trying to find a Manhattan facility. So if you look at the data centers, we believe that there are at least five data centers between the two plans that are no longer needed, and, on the other hand, there is capacity now that Global Center has in some cities, such as Chicago, Boston, New York, California, where we have sufficient customer demand that our salespeople will be very interested in using that capacity.

M. Smetannikov: Can you just let me have a quick follow-up? Would it be a correct assumption to make that, given that you have a nice rate from Global Crossing on bandwidth that a majority of Exodus traffic will now travel over Global Crossing network versus Worldcom and Qwest?

L. Hindery: Max, it's Leo. It better be an assumption. She signed an agreement to that effect. As we said in the press release, Max, at least 50 percent of Ellen's needs, going forward, will be met by Global Crossing throughout the world in excess 60 percent in Asia.

M. Smetannikov: OK, but that's effective immediately?

L. Hindery: Nothing is effective immediately, because under regulatory approval protocols, Ellen and I cannot front-run the transaction. It's effective, Max, upon the closing.

M. Smetannikov: Right, OK, gotcha.  That's all I have.  Thank you.

E. Hancock: Thank you.

M. O'Connell: I think we have time for one more question.

Operator: Karen Lynch with 451, please go ahead with your question.

Karen Lynch: Yes, a question for Leo Hindery. At your last analyst meeting, you talked about increasing high-margin corporate services versus wholesale services on your network, but at least on the face of it, this deal seems to move you back in the direction of wholesale. So I wondered if you could comment on that?

L. Hindery: Karen, it was always our intention to cleave Global Center away from Global Crossing. Had I taken the company public, it would have run as a sister independently of Crossing. So it's margin behavior and patterns

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          would have been separate from those of Crossing. We're simply substituting that investment in a stand-alone public company for a substantial shareholding in Ellen's company, as I mentioned to Max. In terms of a network, there is no higher margin, nor more profitable network business than IP network business, which is the--that's the foundation of Ellen's business. So one of the things I promised you all at the Crossing level was a continued migration towards 75 percent of Crossing's revenues coming from data services. Ellen's company is prototypical of that. That is the high-margin business, the very profitable business, Karen, that we committed to. So it's a win-win, in my opinion, and it's certainly not inconsistent with what I promised, which was on the Crossing side, focus and attention on the IP side, the data services side -- that's the purpose of the network agreement. Then this cleaving or realization of value for the shareholders are activities in Center and Ellen's public--we're going to have a substantial shareholding. You can look up in this paper every day, figure out what our shareholding is worth. I think that's the most thoughtful, responsible way-- fiduciarily responsible way to realize value for my Crossing shareholders today.

K. Lynch: OK, and one other question -- why was the deal attractive now, when it wasn't something that the two of you could pull together a couple of months ago? What's the difference?

L. Hindery: You know, I think we worked harder, and I think the markets have changed. I think we got to know each other better. To be honest with you, I think Ellen and I were pushing it awful fast and hard the last time. It's not an easy press release, Karen, as you've read. It's got network, it's got Asia, it's got our own shareholding in Ellen's company, the transition issues underpinning it, and I think as we worked it harder, it just became easier for us to bring it to closure. I had some agenda items. I know she did, as well. They were complicated on my side, no less complicated on hers, and it's not that long ago -- I think it was middle of July that we were trying the last time. It's the middle to end of September -- that ain't bad.

K. Lynch: And when you say the markets have changed, are you referring to the fact that the telecom network operators are all laboring under depressed share prices? Or do you mean something else?

L. Hindery: No, quite the opposite. The market that's changed is this affirmation that Ellen and I-- without trying to be self-serving, Ellen and I had a sense back a year ago that this space was predicated, as I said, upon scale and breadth, fulsomeness of offering. This amalgam, as I commented, of connectivity and professional services and complex Web hosting -- I think it's a marriage made in heaven. I think these two companies together are, under Ellen's stewardship especially, Karen, it really is the premier company in the space -- second to none, in my opinion.

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K. Lynch: OK, well, thank you very much.

L. Hindery: Thanks. Jill, I think we're going to, unfortunately, have to ring off. To those of you who didn't get a question through, obviously, both companies are anxious to be available. Ellen and I, unfortunately, have to go off and-- not unfortunately-- we get to go off and talk to some more employees here in a bit, but Maureen, Sigrid Fenton [sp], Tom Goff [sp] at Crossing -- all of those people would love to be helpful to you. Certainly, Ellen and myself, later today if you want to reach out to us. Jill, thanks for your thoughtfulness. Maybe you could wind it up, if you would.

Operator: Thank you. Ladies and gentlemen, that does conclude our conference for today. You may all disconnect and thank you for participating.


             CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

  This communication contains forward-looking statements based on current expectations. Actual results may differ materially from expectations due to a number of risks and uncertainties, including, but not limited to the following: the fulfillment of conditions to complete the merger, including regulatory and Exodus stockholder approval; the costs incurred to complete the merger; the combined company's competitive performance; potential difficulties in integrating the two companies, their product and service offerings and infrastructure; the ability of the combined company to achieve network cost savings and operating efficiencies; the continued employment of the combined entity's employees; potential difficulties in maintaining and enhancing continued working relationships with strategic partners; the risk that customers that have placed orders may cancel or reduce their orders or delay the commencement of services; and the continued development of service offerings of the combined company. Actual results may also vary from expectations as a result of risks and uncertainties described from time to time in Exodus' and Global Crossing North America, Inc.'s filings with the Securities and Exchange Commission ("Commission"). In particular, see "Factors Affecting Future Results" in Exodus's quarterly and annual reports filed with the SEC and see "Risk Factors" in Global Crossing's quarterly and annual reports filed with the SEC. Neither Exodus nor GlobalCenter assumes any obligation to update the forward-looking information contained in this communication.

  For a detailed discussion of these and other important risk factors and cautionary statements concerning Exodus and GlobalCenter and their respective operations, you are referred to the proxy statement that will be filed by Exodus, as described below.

                     * * * * * * * * * * * * * * * * * * *

  Exodus, its directors, executive officers and employees, and certain other persons, may be deemed to be participants in the solicitation of proxies of Exodus stockholders to approve the proposed merger. These individuals may have interests in the merger,

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

including as a result of holding options or shares of Exodus. Information concerning these individuals and their interests in the transaction and the participant's in the solicitation will be contained in the proxy statement to be filed with the Commission in connection with the proposed merger.

                    * * * * * * * * * * * * * * * * * * * *

  Exodus plans to send to Exodus stockholders a proxy statement containing information about the merger and seeking their approval of the proposed transaction. You are urged to read the proxy statement carefully, when it is available. The proxy statement will be filed with the Commission and will contain important information about Exodus, GlobalCenter, the merger and related transactions and matters. You may obtain a free copy of this document when it is available, as well as other documents filed by Exodus with the Commission (including annual, quarterly and special reports), at the Commission's web site at www.sec.gov.
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